United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale informs procedures for virtual participation in its Meetings of 04/30/2020

Rio de Janeiro - April 15th, 2020 – Vale S.A. (“Vale” or “Company”), in continuity to its Notice to Shareholders disclosed on March 30th, 2020, informs that, due to the coronavirus (Covid-19) pandemic, it has sought alternatives to make virtual participation possible at the Ordinary and Extraordinary General Meetings (“AGM/E”), which will be held, cumulatively, on April 30th, 2020, at 10 am.

Vale will make available, a digital platform for shareholders to follow the meeting remotely and make their statements, which may be attached to the minutes, if requested. The procedures described below must be observed for virtual participation.

Any shareholder interested in following the meeting and have its statement remotely may request a link to the AGM/E using the form available at www.vale.com/agoe2020. The request must be submitted at least 72 (seventy-two) hours in advance of the AGM/E and must be accompanied by the necessary documents for participation, as detailed in the Call Notice, Proxy Statement, Management Proposal and Notice to Shareholders of 03/30/2020. Access via Webex will be restricted to shareholders or their representatives or attorneys who are accredited under the terms of this Notice to Shareholders (“Accredited Shareholders”). The Company reinforces that shareholders who do not submit the request and the necessary participation documents within the period provided herein will not be able to participate in the virtual AGM/E.

Individual invitations for virtual access will be sent to the e-mail addresses indicated on the form, with only one individual invitation being sent per Accredited Shareholder. Accredited Shareholders commit: (i) to use the individual invitations solely and exclusively for the remote monitoring of the AGM/E, (ii) not to transfer or disclose, in whole or in part, the individual invitations to any third party, shareholder or not, the invitation is non-transferable, and (iii) not recording or reproducing, in whole or in part, nor transferring, to any third party, shareholder or not, the content or any information transmitted by virtual means during the presentation of the AGM/E.

If a specific Accredited Shareholder does not receive an individual invitation for virtual access of the AGM/E up to 12 (twelve) hours in advance of the AGM/E start time, he/she should contact Vale's Investor Relations department, by e-mail at vale.ri@vale.com, up to 4 (four) hours in advance of the AGM/E start time, for remote support to be provided.

The Company recommends that Accredited Shareholders access the digital Webex platform at least 30 minutes before the start of the AGM/E in order to avoid incompatibility of your electronic equipment and the platform and other potential operational problems. The Company also suggests that Accredited Shareholders test and become familiar with the Webex tool in advance to avoid problems with its use on the day of the AGM/E.

Vale is not responsible for connection problems that the Accredited Shareholders may face and other situations that are not under the control of the Company, such as instability in the internet connection or incompatibility of the Webex with the equipment of the Accredited Shareholder.

Vale points out that the optionality of virtual participation is being provided as an alternative to physical participation, in respect of current legislation. Aware of the importance of preserving the integrity of the meeting participants, Vale will have a minimum number of professionals and will adopt sanitary measures to mitigate risks of contagion. Vale strongly recommends that shareholders give preference to remote participation, instead of physical participation.

The Company points out that holders of ADSs are represented by Citibank N.A. (“Citibank”) as the depositary financial institution at the meetings, both physical and virtual, observing the terms and procedures established in the “Depositary Agreement” signed with Vale.

Finally, the Company clarifies that it is monitoring any changes in the current legislation, regarding holding an entirely virtual meeting. However, on the date of this Notice to Shareholders, no legal or regulatory provision authorizes the fulfilment of the AGM/E entirely remote. If a legal or regulatory authorization is issued in this sense and with due advance, the Company will evaluate the convenience and timeliness of adopting procedures for the AGM/E to be carried out in a complete remote manner, in which case, the Company will disclose all the necessary instructions, without this fact implying in the reopening of the AGM/E notice period.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: April 15, 2020		Director of Investor Relations